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13011132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Madison Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road
(No. and Street)

Port Washington (City) New York (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H. Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy I. Lashine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Madison Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

TONYA M. PARKER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PA6012927
Qualified in Kings County
My Commission Expires January 06, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK MADISON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PARK MADISON PARTNERS, LLC

DECEMBER 31, 2012

TABLE OF CONTENTS

Independent Auditors' Report

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
of Park Madison Partners, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (a Limited Liability Company) as of December 31, 2012, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Park Madison Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

New York, New York
February 25, 2013

PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 2,325,260
Mutual funds at fair value	10,724
Placement fees receivable	1,641,153
Equipment, furniture and fixtures, at cost, net of accumulated depreciation of $31,931	34,780
Prepaid expenses and other assets	19,918
Deferred taxes	25,000
Security deposit	17,270
	$ 4,074,105

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 125,947
Accrued pension cost	1,029,216
Deferred rent liability	12,340
	1,167,503
Commitments and contingencies	
Members' equity	3,271,804
Accumulated other comprehensive loss	(365,202)
	2,906,602
	$ 4,074,105

See notes to statement of financial condition

PARK MADISON PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract. Revenue for placement services is recognized upon the closing of the associated funds, calculated as a percentage of the of the capital commitment made by an investor.

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest typically accrues at the bank's prime rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable.

Concentrations

Approximately 93% of placement fees receivable was attributable to one client.

The Company maintains a cash account with a financial institution. At times the balance may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Under the Dodd-Frank Act, beginning December 31, 2010 through December 31, 2012, all noninterest bearing transaction accounts are fully insured, regardless of the balance of the account. At December 31, 2012, the Company did not have any uninsured cash balances.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At December 31, 2012, securities in this financial institution did not exceed SIPC insurance limits.

Equipment, Furniture and Fixtures

Depreciation of equipment, furniture and fixtures is provided on the straight-line method over the estimated useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Mutual Funds

The Company's mutual fund is considered a marketable security and consists of investments in short-term U.S. fixed income bonds. The Company accounts for investments in marketable securities in accordance with FASB ASC 325, Investments. Pursuant to ASC 325, the Company has classified its security investments as trading securities. These publicly traded securities are carried at the closing quoted market price.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. MUTUAL FUNDS AT FAIR VALUE

The Company holds an investment in a mutual fund, which consists of short-term U.S. fixed income bonds. The fair value of the investment at December 31, 2012 is $10,724.

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

3. MUTUAL FUNDS AT FAIR VALUE *(continued)*

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Investments in mutual funds are valued using market prices in active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Change in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no significant transfers in or out of level 1.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the outstanding balances as of December 31, 2012 are as follows:

2013	$ 1,483,945
2014	157,208
	$ 1,641,153

5. EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consisted of the following at December 31, 2012:

			Estimated Useful Life
Equipment	$	38,835	5 years
Furniture and fixtures		27,876	7 years
		66,711	
Less accumulated depreciation		31,931	
	$	34,780	

6. RETIREMENT PLANS

The Company maintains a defined benefit pension plan ("DB Plan") covering substantially all of its employees. Members accrue a benefit of 10% of compensation for a plan year. Non-owners accrue a benefit of 0.75% of compensation for a plan year. Normal retirement age is 62.

The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following tables set forth further information about the Company's DB Plan as of and for the year ended December 31, 2012 as measured by the Company's actuaries:

Obligations and Funded Status	
Benefit obligation	$ 2,484,689
Plan assets at fair value	1,512,998
Unfunded status	$ 971,691
Accumulated benefit obligation	$ 2,484,689
Employer contributions	450,000
Plan participant contributions	-
Benefits paid	-
Actual Return on Plan Assets	135,426

Amounts recognized in the statement of financial position consist of:	
Liabilities	$ 971,691

Amounts recognized in accumulated other comprehensive income (loss) consist of:	
Balance	$ 365,202

The following assumptions were used in accounting for the DB Plan:

Assumptions used to determine benefit obligations at December 31, 2012:

Discount rate (4.50% at 12/31/2011)	4.00%
Expected long term rate of return on plan assets	5.50%
Rate of compensation increase	Not Applicable

6. RETIREMENT PLANS *(continued)*

Assumptions used to determine net periodic benefit cost for year ended December 31, 2012:

Discount rate (4.50% at 12/31/2011)	4.00%
Rate of compensation increase	Not Applicable

Mortality tables: RP-2000 Combined Healthy Mortality Tables at December 31, 2011 and the 2013 Annuitant Mortality Tables prescribed by the IRS under Section 430(h)(3) with no pre-retirement mortality at December 31, 2012.

No plan assets are expected to be returned to the Company during 2013.

In December 2007, the Company established a qualified noncontributory profit-sharing plan covering all eligible employees. The Plan provides for contributions by the Company in such amounts as the Managing Members may annually determine subject to statutory limitations.

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.